UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Proper Power And Energy, Inc.

 (Name of Issuer)

Common Stock ($.0001 par value)

(Title of Class of Securities)

74345A  106

(CUSIP Number)

Clifford J. Hunt, Esquire

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

727) 471-0444

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74345A 106
(1)	NAME OF REPORTING PERSON: Khalil E. Abdo I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,400,000 (8.8%)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,400,000 (8.8%)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000 (8.8%)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
(14)	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

Common Stock, par value $.0001

Proper Power and Energy, Inc. (the Issuer) maintains its principal executive offices at 405 South Dale Mabry Highway, #360, Tampa, FL 33609.

Item 2. Identity and Background

(a)

Khalil E. Abdo.

(b)

18520 Rustic Woods Trail, Odessa, Florida 33556.

(c)

Mr. Abdo is a director for, the president and an equity owner of Riverside, Inc., a Florida corporation that maintains its principal place of business at 18520 Rustic Woods Trail, Odessa, Florida 33556.  Riverside, Inc. is in the business of providing project financing for various business entities and real estate transactions.

(d)

No reportable event exists.

(e)

No reportable event exists.

(f)

United States.

Item 3. Source and Amount of funds or Other Consideration

On March 5, 2009, in a private equity transaction, Mr. Joseph E. Abdo acquired the control block of stock in the Company consisting of one million (1,000,000) restricted shares of common stock.  Effective May 7, 2009, the Company engaged in a fifty-for-one (50-1) forward split of its common stock.  Upon the issuance of share certificates to effectuate the forward split of common stock, Mr. Abdo directed the transfer/issuance of his post-split Shares to various persons and entities, including Khalil E. Abdo. The 4,400,000 shares of common stock that are the subject of this Schedule 13D were transferred/issued to Khalil E. Abdo for nominal consideration provided by him.

Item 4.  Purpose of Transaction

Khalil E. Abdo acquired the 4,400,000 shares of Company common stock at the direction of and through a transfer from Company President, Joseph E. Abdo, as the result of a forward stock split.  Khalil E. Abdo has not formulated any plans or proposals that would require disclosure under sub-paragraphs (a)-(j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)

4,400,000;   8.8%

(b)

4,400,000;   8.8%

(c)

None, except for the transaction described in this filing.

(d)

Not applicable.

(e)

Not applicable.

(f)

United States

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2009

Date

/s/:  Khalil E. Abdo

Khalil E. Abdo

4